

DM

19003178

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

FEB 2 7 2019

Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-26448

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2018 AND ENDING December 31, 2018
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Nelson Ivest Brokerage Services, Inc**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

423 Country Club Drive

(No. and Street)

Winter Park   **FL**   **32789**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joel Garris   407-629-6477

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hacker, Johnson, & Smith, PA

(Name – if individual, state last, first, middle name)

500 North Westshore Blvd   **Tampa**   **FL**   **33609**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✔] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Joel Garris _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Nelson Ivest Brokerage Services, Inc _____, as

of December 31, _____, 20 18 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____

_____
Signature

President
_____
Title

Pilar Kalley 2/25/19
Notary Public

> **PILAR KALLEY**
> Commission # FF 961355
> My Commission Expires
> **February 16, 2020**

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NELSON IVEST BROKERAGE SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

NELSON IVEST BROKERAGE SERVICES, INC.

TABLE OF CONTENTS

DECEMBER 31, 2018



HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Stockholders
of Nelson Ivest Brokerage Services, Inc.
Winter Park, Florida

Opinion on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Nelson Ivest Brokerage Services, Inc. (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

HACKER, JOHNSON & SMITH PA
We have served as Nelson Ivest Brokerage Services, Inc.'s auditor since 2017.
Orlando, Florida
February 22, 2019

5401 South Kirkman Road, Suite 620, Orlando, Florida 32819, (407) 895-3383

A Registered Public Accounting Firm

NELSON IVEST BROKERAGE SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$	118
Securities owned - marketable, at market value (cost $88,628)		114,557
Prepaid expenses		7,071
Receivables from brokers and dealers		437,127
	$	558,873

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Commissions payable	$	433,447
Dividends payable		513
Total liabilities		433,960
STOCKHOLDERS' EQUITY		
Common stock:		
Class A common stock, voting, $0.01 par value; 100 shares authorized, 100 shares issued and outstanding		1
Class B common stock, non-voting, $0.01 par value; 9,900 shares authorized, 9,900 shares issued and outstanding		99
Paid-in capital		50,838
Retained earnings		73,975
		124,913
	$	558,873

The Notes to Statement of Financial Condition
are an integral part of this statement.

NELSON IVEST BROKERAGE SERVICES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1.   Nature of Business and Summary of Significant Accounting Policies

Nature of business: Nelson Ivest Brokerage Services, Inc., (the "Company") is engaged as a broker/dealer in the business of buying and selling securities for individual clients. The Company does not act as a clearing agency, but claims an exemption from SEC Rule 15c3-3 in that it is engaged in limited business involving mutual funds and variable annuities only.

Cash equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Receivables from brokers and dealers: Receivables from brokers and dealers are stated at net realizable value. Certain trail commissions are estimated based on historical revenue information. As of December 31, 2018, no allowance for uncollectible accounts was considered necessary.

Marketable securities: In accordance with industry practices, marketable securities are presented at market value. Adjustments in market value are recognized as gains or losses and are reflected in the statement of income for the period in which the adjustment to the carrying value arises. Gains and losses on the sale of securities are determined using the average cost method.

Commissions: Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income taxes: The Company elected to be taxed as an S-corporation on its income in accordance with Section 1362 of the Internal Revenue Code. Section 1362 provides that, in lieu of corporation income taxes, the stockholders are taxed on their respective share of the Company's taxable income. Therefore, no provision or liability for income taxes is reflected in these financial statements.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Date of Management's Review: Subsequent events were evaluated through February 22, 2019 which is the date the financial statements were available to be issued.

Note 2.   Related Party Transactions

The Company is primarily dependent upon sister corporations, Nelson Investment Planning Services, Inc. (NIPS), and Nelson Financial Planning for its operations. The Company acts as a broker/dealer principally on behalf of the sister corporations, which conduct extensive marketing and sales activities. Consequently, the financial position is different than if the entities were autonomous.

Note 3.   Marketable Securities

At December 31, 2018, the Company owned marketable securities with a market value of $114,557 and a cost of $88,628. Information with respect to these securities follows:

Market value of marketable securities	$ 114,557
Less: Cost of marketable securities	(88,628)
Unrealized gain on marketable securities	25,929
Less: Unrealized gain recognized in previous years	(47,255)
Current year unrealized loss	$ (21,326)

Note 4.   Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1 and is required to maintain minimum net capital of $5,000 and a ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $96,978 which was $68,047 in excess of its required net capital of $28,931. The ratio of aggregate indebtedness to net capital at December 31, 2018 was 4.47 to 1.

Note 5.   Liabilities Subordinated to Claims of Creditors

The Company has no liabilities subordinated to claims of creditors. The Company operates pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and is therefore exempt from the computation for determination of reserve requirements. The Company is exempt from the possession and control requirements under SEC Rule 15c3-3 in that it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Note 6.   Fair Value of Securities Owned

The Company applies GAAP for fair value measurements of financial assets that are recognized or disclosed at fair value in the financial statements on a recurring basis. GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Note 6. Fair Value of Securities Owned (continued)

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Organization has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company's financial instruments are cash and cash equivalents, receivables from brokers and dealers, prepaid expenses, marketable securities, accounts payable and accrued expenses, and commissions payable. The recorded values of these instruments approximate their fair values based on their short-term nature.

The recorded value of marketable securities as of December 31, 2018 is presented in the following table:

| | | Fair Value Measurements at Reporting Date Using | | |
	Marketable Securities	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2018	$ 114,557	$ 114,557	$ -	$ -

There were no transfers between levels during 2018.

Note 7. Commitments and Contingencies

The Company does not have any commitments or contingencies.